UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2008

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission file number: 001-15254

Enbridge Employee Services, Inc. Employees’ Savings Plan

1100 Louisiana Street

Suite 3300

Houston, TX 77002-5216

(Full title of the plan and the address of the plan)

Enbridge Inc.

3000 Fifth Avenue Place

425-1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Name of the issuer of the securities held pursuant to the

plan and the address of its principal executive office)

Note: Certain schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Requirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Enbridge Employee Services, Inc. Employees’ Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Enbridge Employee Services, Inc. Employees’ Savings Plan (the “Plan”) at December 31, 2008 and December 31, 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) at December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Houston, Texas

June 29, 2009

Enbridge Employee Services, Inc.

Employees’ Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2008	2007
	(in thousands)
Assets
Cash	$–	$5

Investments, at fair value:
Participant-directed corporate stock	62,810	71,202
Mutual funds	61,293	90,739
Common and collective trust funds
Equity index trust fund	2,838	4,270
Stable value fund	22,542	18,384

Participant loans, at cost	3,375	2,797

Total investments	152,858	187,392

Net assets available for benefits, at fair value	152,858	187,397

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	211	(109)

Net assets available for benefits	$153,069	$187,288

The accompanying notes are an integral part of these financial statements

Enbridge Employee Services, Inc.

Employees’ Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008
(in thousands)
Additions:
Contributions
Employer	$6,004
Participant	11,004
Rollovers	1,758

Total contributions	18,766

Investment income (loss)
Net depreciation in fair value of investments as determined by quoted market price	(51,429)
Net depreciation in fair value of common and collective trust funds	(1,636)
Interest	225
Dividends	6,697

Total investment loss	(46,143)

Total additions	(27,377)

Deductions:
Benefits paid to participants	(6,842)

Total deductions	(6,842)

Change in net assets during the year	(34,219)

Net assets available for benefits:
Beginning of year	187,288

End of year	$153,069

The accompanying notes are an integral part of these financial statements

Enbridge Employee Services, Inc.

Employees’ Savings Plan

Notes to Financial Statements

December 31, 2008

NOTE A – DESCRIPTION OF THE PLAN

General: The following is a general description of the Enbridge Employee Services, Inc. Employees’ Savings Plan (the “Plan”) and is qualified in its entirety by reference to the Plan Document as amended. Participants should refer to the Plan Document for a more complete description of its provisions. The Plan provides a program whereby eligible participants may accumulate savings on a regular basis. The Plan is a defined contribution plan intended to satisfy the requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan allows participants to contribute to the Plan on a pre-tax basis pursuant to Section 401(k) of the Code and provides for employer matching contributions pursuant to Section 401(m) of the Code.

Enbridge Employee Services, Inc. (the “Company”) is the Plan sponsor. The Plan is administered by the Company and is advised by the Pension Administration Committee (the “PAC”) whose members are appointed by the Company. T. Rowe Price Trust Company (the “Trustee”) is the Trustee for the Plan and T. Rowe Price Retirement Plan Services, Inc. is the recordkeeper of the Plan as established by the Company.

All regular employees of the Company are eligible to participate in the Plan as soon as administratively possible following their date of hire. Temporary employees, who are laborers, are eligible to participate after a year of service as defined in the Plan.

Effective April 1, 2008, the Plan was amended to increase the Company’s contribution to match 100% of each participant’s pre-tax contributions (excluding the catch-up contribution) up to 5% of participant’s compensation without regard to a participant’s years of service. The amendment also provided that the Company’s matching contributions vest following completion of three-years of credited service for any participant who first becomes eligible to participate in the Plan on or after April 1, 2008. Effective September 1, 2008, additional provisions were added to recognize prior service for employees who were hired by the Company in connection with the acquisition of assets of Petron L.L.C. in 2008. The Plan was also amended to clarify certain Plan language and definitions in compliance with applicable requirements of the laws and regulations governing the Plan.

Investment performance: At December 31, 2008, the market values of securities traded on domestic and international markets were significantly below historic levels experienced in recent years as a result of the global economic crisis. Investments held by the Plan suffered net investment losses of $46 million during the plan year ended December 31, 2008, in connection with economic conditions existing at December 31, 2008. The PAC continues to monitor and evaluate the performance of investments offered under the Plan for purposes of validating consistency with its objectives.

Contributions: All contributions made to the Plan are invested by the Trustee as they are received from the Company. Participants are entitled to make pre-tax contributions to the Plan by electing to contribute a specified percentage of their compensation, up to 50%, but in no event in excess of the statutory maximum contribution amount, which for 2008 was $15.5 thousand. The statutory maximum amount is increased by the “catch-up” contribution amount of $5 thousand for 2008 for anyone who attained age 50 or older during the year.

Participant contributions are invested at the discretion of each participant in one or more of the investment options discussed below. Eligible employees participate in the Plan either through self-election of a deferral percentage or through automatic enrollment into the Plan at a 2% deferral, provided that the employee did not opt out of such election as specified in the Plan document. Such deferral elections represent a portion of participants’ salary that would otherwise be payable to participants. All matching contributions are made to the Trustee in cash, which is used to purchase shares of Enbridge Inc. common stock publicly traded on the open market. Effective January 1, 2007, participants may transfer all purchased shares of Enbridge Inc. common stock to any other investment fund within the Plan.

Vesting: Participants are fully vested in all contributions to the Plan through March 31, 2008. Effective April 1, 2008, employer matching contributions will be fully vested after the completion of three years of service. Participants hired before April 1, 2008, will have immediate vesting on all current and future Company matching contributions regardless of the number of years of service. Neither amendment or termination of the Plan may have the effect of giving the Company any interest in the Plan’s assets, nor divert any assets for purposes other than the exclusive benefit of participants and their beneficiaries. In the event of Plan termination, the Trustee will make distributions to participants as soon as administratively feasible.

Participant accounts: The amount contributed by a participant will be allocated to the participant’s pre-tax contribution account maintained under the Plan as of the date during the plan year on which the amount is deducted and withheld from the participant’s credited compensation, but for purposes of allocating income or losses, the pre-tax contributions will be credited as of the date received by the Trustee.

Forfeited accounts: As stated above, participants are fully vested in all contributions to the Plan through March 31, 2008. Forfeited amounts in which participants are not fully vested resulting from the 2002 merger of Midcoast and other plans into the Plan, and associated with the amended vesting beginning April 1, 2008, can only be used to reduce Company contributions for participants of the Plan. At December 31, 2008 and 2007, the Plan had a balance of $102 thousand in the forfeited nonvested accounts. The balance in the forfeiture accounts will be used to reduce future Company contributions. During 2008, there were no withdrawals from the forfeited accounts to reduce Company contributions.

Plan termination: Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan assets will be valued as of the date of such termination or discontinuance, and after crediting any increase or charging any decrease to all accounts then existing, the Trustee shall distribute to each participant the full amount of each participant’s account.

Investment options: A brief description of the Plan’s investment options at December 31, 2008 follows. For a detailed description of the investment options and respective risk profiles, refer to each respective fund’s prospectus.

Investments at Quoted Market Price:

Enbridge Inc. Stock Fund – Seeks capital appreciation and current income by investing in the common stock of Enbridge Inc., the ultimate parent of the Company.

Registered Investment Companies:

Dodge & Cox Balanced Fund – Seeks income, conservation of principal, and long-term growth of principal and income. The fund invests in a diversified portfolio of common stocks, preferred stocks and fixed-income securities. Up to 75% of the fund’s assets are invested in equity securities. The balance of the fund’s assets is primarily invested in investment-grade fixed income securities, such as U.S. government obligations, mortgage and asset-backed securities, corporate bonds, and collateralized mortgage obligations (CMOs).

Dodge & Cox International Stock Fund – Seeks long-term growth of principal and income by investing primarily in well established large and medium-sized non-U.S. companies.

Fidelity International Discovery Fund – Seeks long-term growth of capital by investing primarily in non-U.S. equity securities.

T. Rowe Price Spectrum Income Fund – Seeks a high level of current income with moderate price fluctuations by investing in domestic and international bond funds, a money market fund, and an income-oriented stock fund.

T. Rowe Price Equity Income Fund – Seeks substantial dividend income as well as long-term growth of capital through investments in the common stocks of established companies.

T. Rowe Price Blue Chip Growth Fund – Seeks long-term capital growth and income through investing primarily in common stocks of well-established large and medium-sized blue-chip companies with the potential for above-average growth in earnings.

T. Rowe Price Mid-Cap Growth Fund – Seeks long-term capital appreciation by investing in common stocks of companies whose market capitalization (number of shares outstanding multiplied by share price) falls within the range of either the S&P MidCap 400 Index or the Russell MidCap Growth index.

T. Rowe Price Small-Cap Stock Fund – Seeks long-term growth of capital through investments in stocks of small companies. A small company is defined as having a market capitalization that falls (i) within or below the range of companies in either the current Russell 2000 Index or the S&P SmallCap 600 Index or (ii) below the three-year average maximum market capitalization of companies in either index as of December 31 of the three preceding years.

T. Rowe Price Retirement Income Fund – Seeks both capital growth and income by investing in a diversified portfolio consisting of approximately 40% stocks and 60% bonds.

T. Rowe Price Retirement Funds – Also provided are the following series of investment funds which seek both capital growth and income by investing in a diversified portfolio:

-    T. Rowe Price Retirement 2005 Fund

-    T. Rowe Price Retirement 2010 Fund

-    T. Rowe Price Retirement 2015 Fund

-    T. Rowe Price Retirement 2020 Fund

-    T. Rowe Price Retirement 2025 Fund

-    T. Rowe Price Retirement 2030 Fund

-    T. Rowe Price Retirement 2035 Fund

-    T. Rowe Price Retirement 2040 Fund

-    T. Rowe Price Retirement 2045 Fund

-    T. Rowe Price Retirement 2050 Fund

-    T. Rowe Price Retirement 2055 Fund

Common and Collective Trust Funds:

T. Rowe Price Stable Value Fund – Seeks to provide a competitive yield while maintaining principal stability by investing primarily in a diversified portfolio of guaranteed investment contracts and synthetic investment contracts issued by insurance companies and banks.

T. Rowe Price Equity Index Trust – Seeks to replicate as closely as possible the total return performance of the S&P 500 Composite Stock Index®.

Participant loans: The Plan allows participants to borrow from their fund accounts, a minimum of $1 thousand up to a maximum of $50 thousand or 50% of their account balance, whichever is less. The maximum loan amount is reduced by the excess of the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the date on which the loan was made over the outstanding balance of loans from the Plan on the date on which the loan was made. A loan is secured by the balance in the participant’s account and bears interest at a rate of one percent above the prime rate as of the first business day of the month in which the loan is to be funded. Loans are to be repaid by payroll deduction no less frequently than quarterly over a period not to exceed five years as elected by the participant. Participants may have no more than two loans outstanding. Upon termination of employment, a participant may continue to repay the loan by personal check each month. If a participant fails to repay a loan according to its terms, the Trustee will declare the loan in default and, if the participant is entitled to receive a distribution from the Plan, the participant will be considered as receiving a distribution in the amount of the outstanding balance on the loan and, if the participant is not entitled to a distribution, the participant will receive a “deemed distribution” in the amount of the outstanding balance, including interest on the loan. The Plan had no material deemed distributions for the year ended December 31, 2008. The balance of allowances for deemed distributions at December 31, 2008 and 2007 were $230 thousand and $258 thousand, respectively. The participant loans outstanding at December 31, 2008 and 2007 were $3.4 million and $2.8 million, respectively. The interest rates charged to participants for outstanding loans were between the range of 5% and 9.25% for the years ended December 31, 2008 and 2007.

Payment of benefits: Upon retirement or termination of employment, a participant may elect to receive the value of the participant’s account in any of the following forms of distribution: a single distribution; two or more installments over a period elected by the participant; or in two or more partial withdrawals, any one of which may be no less than $1 thousand and which may be taken no more frequently than once each calendar quarter. Distributions must commence no later than the required commencement date as set forth in the Plan.

The Plan also permits withdrawals of pre-tax elective deferral contributions in the event of a hardship. Hardship for this purpose is defined as an immediate and heavy financial need that cannot be satisfied from other sources and that is for the payment of: medical expenses; purchase of a principal residence; tuition and related fees for a year of post-secondary education; amounts necessary to prevent the eviction of the participant or the foreclosure of the mortgage on the participant’s primary residence; burial or funeral expenses; and certain expenses for the repair of damage to a principal residence.

Administrative expenses: The Company may pay the Trustee fees, brokerage fees, legal fees, and other administrative expenses incident to administering the Plan, but is not obligated to do so. If the Company does not do so, such costs may be charged against the Plan assets. Loan processing fees are paid by the Plan and are deducted from the individual participant’s accounts when the loan is issued. Administrative expenses related to the 2008 plan year were paid by the Company.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting and presentation: The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. The preparation of the Plan financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Valuation of investments and income recognition: The Plan prospectively adopted the provisions of the Financial Accounting Standards Board (FASB) regarding Fair Value Measurement, as of January 1, 2008. The Plan defines fair value as an exit price representing the expected amount it would receive to sell an asset or pay to transfer a liability in an orderly transaction with market participants at the measurement date. The Plan applies the FASB guidance to fair values of investments it reports in the statements of Net Assets Available for Benefits and related disclosures.

The Plan employs a hierarchy which prioritizes the inputs it uses to measure fair value into three distinct categories based upon whether such inputs are observable in active markets or unobservable. The Plan classifies assets and liabilities in their entirety based on the lowest level of input that is significant to the fair value measurement. The methodology for categorizing assets and liabilities that are measured at fair value pursuant to this hierarchy gives the highest priority to unadjusted quoted prices in active markets and the lowest level to unobservable inputs as outlined below:

•

Level 1—The Plan includes in this category the fair value of assets and liabilities that it measures based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. The Plan considers active markets as those in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

•

Level 2—The Plan categorizes the fair value of assets and liabilities that it measures with either directly or indirectly observable inputs as of the measurement date where pricing inputs are other than quoted prices in active markets as Level 2. This category includes those assets and liabilities that the Plan values using models or other valuation methodologies derived from observable market data. These models are primarily industry-standard models that consider various inputs including: (a) quoted prices for assets and liabilities, (b) time value, (c) volatility factors, and (d) current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these inputs are observable in the marketplace throughout the full term of the assets and liabilities, can be derived from observable data, or supported by observable levels at which transactions are executed in the marketplace.

•

Level 3—The Plan includes in this category the fair value of assets and liabilities that it measures based on prices or valuation techniques that require inputs which are both significant to the fair value measurement and less observable from objective sources. (i.e., values supported by lesser volumes of market activity). The Plan may also use these inputs with internally developed methodologies that result in its best estimate of the fair value. In most instances, the observable data is not available to validate the inputs used to measure fair value.

Following is a description of the valuation methodologies used for assets measured at fair value.

Corporate Stocks:	Valued at the closing price reported on the New York Stock Exchange on the last business day of the Plan year.

Mutual Funds:	Valued at the quoted market prices, which represent the net asset value of shares held by the Plan at year end.

Common and Collective Trust Funds:	Valued at the net asset value of the trust units held by the Plan at year end.

Participant Loans:	Valued at amortized cost.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

In accordance with guidance issued by the FASB, the stable value fund is included at its fair value in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation and depreciation in fair value of investments, which consists of net realized gains and losses and the unrealized appreciation and depreciation on those investments.

Benefit payments: Benefit distributions are recorded when paid.

Risks and uncertainties: The Plan provides investment options in various combinations of investment securities. Investment securities are exposed to various risks such as foreign currency exchange rate, interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the financial statements.

NOTE C – INCOME TAX STATUS

The Internal Revenue Service issued a favorable tax determination letter to the Plan on January 30, 2003. By resolution of the Board of Directors of the Company, effective January 1, 2006, the Plan was amended to incorporate all amendments adopted since its last revision for past amendments in 2002 to comply with applicable laws and regulations, and to update the Plan to provide for recent acquisitions. Due to the modification of the plan agreement, the Plan applied for a new determination letter on January 22, 2007, and subsequently obtained its latest favorable tax determination letter dated February 9, 2009, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been further amended since receiving the latest determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

NOTE D – INVESTMENTS

The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2008	2007
	(in thousands)
Participant-directed

Dodge and Cox Balanced Fund	$18,938	$30,415
T. Rowe Price Mid-Cap Growth Fund	$13,759	$23,424
T. Rowe Price Equity Income Fund	$6,302	$9,591
T. Rowe Price Stable Value Fund	$22,542	$18,384
Enbridge Inc. Stock Fund	$62,810	$71,202

NOTE E – FAIR VALUE MEASUREMENTS

The following table sets forth by level within the fair value hierarchy, the Plan’s assets that were accounted for at fair value, on a recurring basis, as of December 31, 2008.

	Assets at Fair Value as of December 31, 2008
	(in thousands)
	Level 1	Level 2	Level 3	Total
Common stocks	$62,810	$–	$–	$62,810
Mutual funds	61,293	–	–	61,293
Common and collective trust funds	–	25,380	–	25,380
Participant loans	–	–	3,375	3,375

Total assets at fair value	$124,103	$25,380	$3,375	$152,858

Level 3 Gains and Losses

The table below summarizes the changes in fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

Participant Loans
(in thousands)
Balance, beginning of year	$2,797
Realized gains (losses)	–
Unrealized gains (losses) relating to instruments still held at the reporting date	–
Purchases, sales, issuances, and settlements (net)	578

Balance, end of year	$3,375

NOTE F – PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2008 and 2007, the Plan held 1,934,406 and 1,761,113 shares, respectively, of Enbridge Inc. participant- directed common stock.

T. Rowe Price Associates, Inc. manages the following funds: International Stock Fund, Stable Value Fund, Equity Income Fund, Mid-Cap Growth Fund, Small-Cap Stock Fund, Blue Chip Growth Fund, Spectrum Income Fund, and Equity Index Trust. T. Rowe Price Retirement Funds Inc. manages the following funds: Retirement Income Fund, Retirement 2005 Fund, Retirement 2010 Fund, Retirement 2015 Fund, Retirement 2020 Fund, Retirement 2025 Fund, Retirement 2030 Fund, Retirement 2035 Fund, Retirement 2040, Fund Retirement 2045 Fund, Retirement 2050 Fund, and Retirement 2055 Fund. T. Rowe Price Trust Company is the Trustee of the Stable Value Fund and the Equity Index Trust Fund. T. Rowe Price Associates, Inc. and T. Rowe Price Stable Asset Management, Inc. serve as investment advisors to the Trustee, T. Rowe Price Trust Company; therefore, these transactions qualify as party-in-interest transactions. Each participant account under the Plan has been proportionately allocated a portion of the management and other fees charged by T. Rowe Price Associates as Investment Manager for each of the mutual funds held by the Plan.

Transactions resulting in Plan assets being transferred to, or used by, a related party, are prohibited under ERISA and the Code unless a specific exemption exists. Enbridge Inc. is a “party-in-interest” as defined by ERISA and a “disqualified person” as defined by the Code as a result of its ownership of the Company. However, the purchase of Enbridge Inc. common stock by the Plan is exempt under ERISA Section 408(e) and Code Section 4975(d)(13) and is therefore not prohibited by ERISA or the Code. T. Rowe Price is a “party-in-interest” and “disqualified person” as a result of its status as a plan fiduciary and service provider. However, the purchase of interests of a collective fund managed by T. Rowe Price is exempt under ERISA Section 408(b)(8) and Code Section 4975(d)(8) and is not prohibited by ERISA or the Code.

NOTE G – RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500

The following is a reconciliation of the Plan’s net assets available for benefits as set forth in the accompanying financial statements to the Form 5500:

	December 31,
	2008	2007
	(in thousands)
Net assets available for benefits in the financial statements	$153,069	$187,288
Less: Benefit claims payable at the end of year	–	30
Adjustments from contract value to fair value for fully benefit-responsive investment contracts (Stable value fund)	211	(109)

Net assets available for benefits in the Form 5500	$152,858	$187,367

The following is a reconciliation of the change in net assets available for benefits as set forth in the accompanying financial statements to Form 5500:

Year Ended December 31, 2008
(in thousands)
Net decrease in net assets available for benefits in the financial statements	$(34,219)
Add: Adjustments from contract value to fair value for fully benefit-responsive investment contracts (Stable value fund)	(320)
Amounts allocated on Form 5500 to benefit claims that have been processed and approved for payment at December 31, 2007	30

Net decrease, net of transfer of assets in the Form 5500	$(34,509)

Benefit claims that have been processed and approved for payment as of December 31, 2007 are recorded on the Form 5500 as liabilities. However, benefit claims payable are not considered Plan obligations under generally accepted accounting principles, and therefore, are not recorded as liabilities in the accompanying financial statements.

The accompanying Statements of Net Assets Available for Benefits present investments in fully benefit-responsive investment contracts at the fair value of the contracts, which are then reconciled to contract value. The Statement of Changes in Net Assets includes changes in the values of fully benefit-responsive investment contacts on a contract value basis. For Form 5500 reporting, assets held for investment purposes are presented at fair value.

Enbridge Employee Services, Inc.

Employees’ Savings Plan

Form 5500 – Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

At December 31, 2008

a.	b. Identity of issue, borrower, lessor, or similar party	c. Description of investment including maturity date, rate of interest, par or maturity value	d. Cost	e. Current Value
1	Dodge & Cox Balanced Fund	Investment of a Registered Investment Company	$26,889,933	$18,937,848
2	Dodge & Cox International Stock Fund	Investment of a Registered Investment Company	3,187,407	1,796,321
3	Fidelity International Discovery Fund	Investment of a Registered Investment Company	2,905,831	1,809,549
4*	T. Rowe Price Mid-Cap Growth Fund	Investment of a Registered Investment Company	18,380,391	13,759,156
5*	T Rowe Price Equity Income Fund	Investment of a Registered Investment Company	9,426,402	6,301,643
6*	T. Rowe Price Small Cap Stock Fund	Investment of a Registered Investment Company	3,331,503	2,226,859
7*	T. Rowe Price Blue Chip Growth Fund	Investment of a Registered Investment Company	3,570,088	2,608,770
8*	T. Rowe Price Spectrum Income Fund	Investment of a Registered Investment Company	4,733,645	4,120,436
9*	T. Rowe Price Retirement Income Fund	Investment of a Registered Investment Company	564,124	443,289
10*	T. Rowe Price Retirement 2005 Fund	Investment of a Registered Investment Company	149,201	107,835
11*	T. Rowe Price Retirement 2010 Fund	Investment of a Registered Investment Company	2,141,479	1,581,890
12*	T. Rowe Price Retirement 2015 Fund	Investment of a Registered Investment Company	2,539,819	1,766,701
13*	T. Rowe Price Retirement 2020 Fund	Investment of a Registered Investment Company	2,187,957	1,522,887
14*	T. Rowe Price Retirement 2025 Fund	Investment of a Registered Investment Company	2,021,243	1,430,307
15*	T. Rowe Price Retirement 2030 Fund	Investment of a Registered Investment Company	1,486,981	990,744
16*	T. Rowe Price Retirement 2035 Fund	Investment of a Registered Investment Company	1,056,394	716,322
17*	T. Rowe Price Retirement 2040 Fund	Investment of a Registered Investment Company	901,281	598,612
18*	T. Rowe Price Retirement 2045 Fund	Investment of a Registered Investment Company	570,836	388,172
19*	T. Rowe Price Retirement 2050 Fund	Investment of a Registered Investment Company	149,844	104,405
20*	T. Rowe Price Retirement 2055 Fund	Investment of a Registered Investment Company	120,041	80,618
21*	T. Rowe Price Stable Value Fund	Investment of a Common/Collective Trust Fund	22,753,636	22,542,324
22*	T. Rowe Price Equity Index Trust Fund	Investment of a Common/Collective Trust Fund	3,482,759	2,837,562
23*	Enbridge Inc Stock Fund – Participant Directed	Common Stock	46,234,770	62,810,158
24*	Participant Loans	Interest rate range 5% – 9.25%; Maturity date range 01/23/2009-01/14/2014	3,375,230	3,375,230

	Total Investments		$162,160,795	$152,857,638

*	Parties-in-Interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENBRIDGE EMPLOYEE SERVICES, INC. Registrant

Dated: June 29, 2009	/s/ Richard B. Greenawalt
Richard B. Greenawalt
Member of the Administrative Committee of the Enbridge Employee Service, Inc. Employees’ Savings Plan

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of PricewaterhouseCoopers LLP